UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _____)*

E–Z–EM, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

269305405
(CUSIP Number)

Linda B. Stern 23 I.U. Willets Road Old Westbury, New York 11568 (516) 997-0468
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Copy to) Scott M. Tayne, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Ave, 12th Floor, New York, NY 10022 (212) 308-8866

January 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 269305405

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Howard S. Stern. EIN: 26-6028365
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)			(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York State
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,981,279
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,981,279
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,279
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14.	TYPE OF REPORTING PERSON 00
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CUSIP No. 269305405

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Linda B. Stern.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)			(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,981,279
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,981,279
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,981,279
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14.	TYPE OF REPORTING PERSON IN
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Item 1.     Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.10 per share (the “E–Z–EM Common Stock”), of E–Z–EM, Inc. (“E–Z–EM”), a Delaware corporation with its principal executive offices at 1111 Marcus Avenue, Lake Success, New York 11042.

Item 2.     Identity and Background.

(a)	This Schedule 13D is being filed by the Estate of Howard S. Stern (the “H. Stern Estate”) and Linda B. Stern (“Linda Stern” or “Mrs. Stern”), a natural person.

(b)	The address of the H. Stern Estate and Linda B. Stern is 23 I.U. Willets Road, Old Westbury, New York 11568.

(c)	Linda Stern’s present principal occupation is a homemaker.

(d)	During the past five years, Linda Stern has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Linda Stern has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Linda Stern is a United States citizen, and the H. Stern Estate is governed by the laws of the State of New York.

Item 3.     Source and Amount of Funds or Other Consideration.

                             Howard S. Stern (“Howard Stern” or “Mr. Stern”) died on December 28, 2005. At the time of his death, Mr. Stern beneficially owned 1,981,279 shares of E–Z–EM Common Stock, including options for 33,475 shares. Mr. Stern obtained these shares in connection with the founding of E–Z–EM in 1962 and through subsequent stock splits, stock dividends, stock grants received as a member of the E-Z-EM board of directors, and stock option exercises. He received the outstanding stock options as part of his compensation for serving as Chairman and a director of E-Z-EM. On January 13, 2006, the Nassau County Surrogate’s Court issued Letters Testamentary appointing Linda Stern, Mr. Stern’s wife, the executor of the H. Stern Estate under the last will and testament of Howard Stern (the “H. Stern Will”). Under the H. Stern Will, Mrs. Stern is a discretionary beneficiary of a “credit shelter” trust, the sole lifetime beneficiary of a “QTIP” trust, which is the beneficiary of one-half of Mr. Stern’s residuary estate, and the direct outright beneficiary of the other-half of the residuary estate. She is also a co-trustee of the two trusts. Substantially, all of the shares of E–Z–EM Common Stock owned by the H. Stern Estate will pass into Mr. Stern’s residuary estate.

Item 4.     Purpose of Transaction

                             The disclosure set forth in Item 3. is incorporated by reference into this Item 4.

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                               Linda Stern currently intends to make open market sales of E–Z–EM Common Stock on The Nasdaq Stock Market for the account of the H. Stern Estate to pay estate administration expenses and her living expenses pending distribution of the assets of the H. Stern Estate to the beneficiaries. Upon distribution of shares of E–Z–EM Common Stock to her outright as a beneficiary of one-half of the residuary estate under the H. Stern Will, Mrs. Stern expects to make additional open market sales of E–Z–EM Common Stock to provide for living expenses and to diversify her investment portfolio. Some of such sales may be made under a trading plan Mrs. Stern may adopt pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934. Further, Mrs. Stern may make gifts of E–Z–EM Common Stock to family members and charitable institutions.

                               Mrs. Stern may also acquire additional shares of E–Z–EM Common Stock, dispose of additional shares of E–Z–EM Common Stock and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of her or the H. Stern Estate’s positions in the E–Z–EM Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the federal securities laws.

                               Additionally, Linda Stern expects to evaluate on an ongoing basis E–Z–EM’s financial condition, business operations and prospects, the market price of the E–Z–EM Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. In furtherance thereof, Mrs. Stern may hold discussions with management of E–Z–EM in which she may suggest or take a position with respect to potential changes in the operations, management or capital structure of E–Z–EM as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as suggesting candidates for nomination as directors; disposing of one or more businesses; selling E-Z-EM or acquiring another company or business; adopting, not adopting, modifying or eliminating certain types of anti-takeover measures; restructuring E-Z-EM’s capitalization; and reviewing dividend policies. Accordingly, Mrs. Stern reserves the right to change her plans and intentions at any time, as she deems appropriate.

                               As of the date of filing of this statement, Linda Stern has no other plan or proposal that relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

(a)	The H. Stern Estate beneficially owns 1,981,279 shares of E–Z–EM Common Stock, which includes 33,475 shares subject to options that became immediately exercisable in full upon Mr. Stern’s death. The number of shares, exercise prices and expiration dates of the options are as follows:

No. of Shares	Exercise Price per Share	Expiration Date

1,825	$5.82	6/28/06
1,825	$5.34	6/28/06
1,825	$12.10	6/28/06
24,000	$12.66	12/28/06
4,000	$14.08	12/28/06
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As executor of the H. Stern Estate, Linda Stern is deemed to share beneficial ownership of all of the shares of E–Z–EM Common Stock owned by the H. Stern Estate. Such shares represent 18.2% of the outstanding shares of E–Z–EM Common Stock, based on 10,889,915 shares, inclusive of the options set forth in the above table, outstanding as of January 17, 2006.

(b)	The H. Stern Estate and Mrs. Stern share the voting and dispositive rights with respect to the shares of E–Z–EM Common Stock beneficially owned by them.

(c)	Except for the transactions described in Items 3 and 4 herein, which descriptions are incorporated by reference into this Item 5(c), neither the H. Stern Estate nor Linda Stern have engaged in any transactions in the E–Z–EM Common Stock during the past 60 days.

(d)	Not Applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                             Howard S. Stern held options to acquire an aggregate of 33,475 shares of E–Z–EM Common Stock granted under the E-Z-EM Inc. 1984 Directors and Consultants Stock Option Plan and 2004 Stock and Incentive Award Plan. All of the options became exercisable in full immediately following Mr. Stern’s death on December 28, 2005. The terms of the options are described in Item 5(a), above, which description is incorporated by reference into this Item 6.

Item 7.       Material to be Filed as Exhibits.

10.1	E-Z-EM, Inc. 1984 Directors and Consultants Stock Option Plan (incorporated by reference to Exhibit 10(b) to E-Z-EM, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended December 2, 1995, filed under Commission file number 0-13003).

10.2	Form of Stock Option Agreement for the E-Z-EM, Inc. 1984 Directors and Consultants Stock Option Plan (incorporated by reference to exhibit 10.2 to the Schedule 13D/A filed by Howard S. Stern on April 28, 2005).

10.3	E-Z-EM, Inc. 2004 Stock and Incentive Award Plan (incorporated by reference to Exhibit 99.2 to the Definitive Additional Proxy Materials filed by E-Z-EM, Inc. with the Securities and Exchange Commission on October 25, 2004).

10.4	Form of Stock Option Agreement for the E-Z-EM, Inc. 2004 Stock and Incentive Award Plan (incorporated by reference to Exhibit 10.3 to E-Z-EM, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended February 26, 2005).

10.5	Joint Filing Agreement
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SIGNATURE

                               After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated:  January 23, 2006.

Estate of Howard S. Stern

By:	/s/ Linda B. Stern
Name: Linda B. Stern
Title: Executor

/s/ Linda B. Stern
Linda B. Stern
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